SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-31343 (Associated Banc-Corp)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
June 29, 2011

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009

Assets:

Investments:
At fair value (notes 3 and 7)
Common/collective trust funds	$143,644,023	$151,932,732

Associated Banc-Corp common stock fund	52,456,117	42,391,717

Mutual funds	170,336,569	135,383,873

Money market fund	5,007	49,312

Cash surrender value of life insurance	137,725	138,532

Total investments	366,579,441	329,896,166

Receivables:
Accrued interest, dividends and capital gains distributions receivable	35,999	7
Due from broker for securities sold	157,211	155,766

Notes receivable from participants	1,449,115	1,396,874
Employer contribution receivable	7,871,773	7,837,228

Total receivables	9,514,098	9,389,875
Cash	—	1,192

Total assets	376,093,539	339,287,233

Liabilities:
Administrative expenses payable	215,179	210,653
Due to broker for securities purchased	118,940	854,669

Total liabilities	334,119	1,065,322

Net assets available for plan benefits	$375,759,420	$338,221,911

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Additions:
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) of investments	$46,427,646	$16,862,614
Interest and dividends	1,632,192	3,047,039

Total investment income	48,059,838	19,909,653
Contributions:
Participant	15,535,559	15,396,268
Employer	7,871,773	7,837,228
Rollover	1,484,936	2,183,005

Total additions	72,952,106	45,326,154

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	34,426,894	28,486,891

Corrective participant distributions	44,426	801

Insurance premiums	12,277	11,865

Administrative expenses	931,000	787,762

Total deductions	35,414,597	29,287,319

Net increase in net assets available for plan benefits	37,537,509	16,038,835
Net assets available for plan benefits:
Beginning of year	338,221,911	322,183,076

End of year	$375,759,420	$338,221,911

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(1)	Description of the Plan
The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, (the Plan) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the Code) Section 401(k) as well as employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($16,500 for 2010 and $16,500 for 2009) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,500 for 2010 and $5,500 for 2009) of, Code Section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Company matching contribution. For 2010 and 2009 the discretionary match was equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for plan participants who met the service requirements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Vesting

Participants are 100% vested at all times in both employee and Company matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Company contributions under the profit sharing provisions of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution. The Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing balances will continue to vest according to this schedule.

Years of Service	Vested Percentage
Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%
Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were $157,943 and $140,834 in 2010 and 2009 respectively. All forfeitures are used to reduce employer contributions in the next calendar year.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Associated Trust Company, N.A. Common Stock Fund, Associated Trust Company, N.A. Equity Income Fund, Associated Trust Company, N.A. Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Lifestage Fund, Associated Trust Company, N.A. Intermediate Term Bond Fund, Associated Trust Company, N.A. Short Term Bond Fund, Associated Trust Company, N.A. Conservative Balanced Lifestage Fund, Associated Money Market Account, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Institutional Fund, Goldman Sachs Satellite Fund, Growth Fund of America, Perkins Small Cap Value Fund, Perkins Mid Cap Value Fund, Nakoma Absolute Return Fund, American New World Fund, Templeton Institutional Foreign Equity Fund, Vanguard Institutional Index Fund, Wasatch Small Cap Growth Fund, or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Associated Trust Company, N.A. Common Stock Fund — The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Associated Trust Company, N.A. Equity Income Fund — The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Balanced Lifestage Fund — The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund — The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund — The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund — The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Associated Trust Company, N.A. Short Term Bond Fund — The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund — The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Money Market Account — The investment alternative is designed to provide safety of principal through use of a money market account or bank repurchase agreements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Associated Banc-Corp Common Stock Fund — The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund — The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund — The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund — The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Goldman Sachs Satellite Fund — The fund is designed to achieve long term growth of capital. The fund invests in at least 80% of assets in satellite asset classes. Satellite asset classes are those that historically have had lower correlations to traditional market exposures such as large cap equities and investment grade fixed income. Satellite funds can be both equity and fixed income funds.

Growth Fund of America — The fund is designed to achieve long-term capital growth. The fund invests primarily in domestic equities, but may invest up to 25% in securities of issuers domiciled outside of the United States.

Perkins Small Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Perkins Mid Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued mid size companies with market capitalization within the 12-month average of the capitalization range of the Russell Midcap.

Nakoma Absolute Return Fund — The fund is designed to obtain absolute returns with low volatility independent of equity market conditions. The fund invests in primarily equity securities traded in U.S. markets.

American New World Fund — The fund is designed to achieve long term capital appreciation. The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Templeton Institutional Foreign Equity Fund — The fund is designed to achieve long term capital growth. The fund normally invests at least 80% of net assets in foreign (non-U.S.) equity securities. It also invests in depository receipts and emerging market countries.

Vanguard Institutional Index Fund — The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Wasatch Small Cap Growth Fund — The fund is designed to achieve long term capital growth, with income as a secondary consideration. The fund invests primarily in small growth companies. It invests at least 80% of net assets in equity securities of small companies with market capitalization of less than $2.5 billion. The fund may invest up to 20% of assets in securities issued by foreign companies in developed or emerging markets.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Notes Receivable From Participants

A participant may request a loan for one or a combination of the following reasons: (a) purchase, construction or preservation/rehabilitation of a participant-owned principal residence, (b) post-secondary education expenses for the participant, their spouse or their dependents, (c) medical expenses incurred by the participant or the participant’s immediate family, (d) funeral expenses for the participant’s deceased parent, spouse, children or dependents, or (e) expenses for the repair of damage to the participant’s principal residence that would qualify for casualty loss deduction.

Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the plan document.

Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncements

On October 1, 2009, the FASB issued Accounting Standards Update (“ASU”) 2010-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents). This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values (“NAV”) or an equivalent measure as a practical expedient to estimate fair value. ASU 2010-12 is effective for financial statements issued for fiscal years beginning after December 15, 2009. The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements. ASU No. 2010-06 also clarifies existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants Defined by Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans as of December 31, 2009 have been reclassified to notes receivable from participants to conform to the current year’s presentation.

The significant accounting policies of the Plan are as follows:

Investments and Income Recognition

Investment securities are valued at quoted market prices. However, securities for which no quoted market prices are available are valued at estimated fair value. The investments in units of the common/collective funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. The money market account is stated at cost, which approximates fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Footnote (7) for discussion of fair value measurements.

Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participant or to the Plan for active participants.

Plan assets are held by the trustee. Net appreciation includes realized gains and losses on investments purchased and sold and changes in appreciation for the period. Purchases and sales

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
(3) Investments
The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2010	2009

Associated Banc-Corp Common Stock Fund	$52,456,117	$42,391,717
Associated Trust Company, N.A. Growth Lifestage Fund	41,502,795	38,576,146
Associated Trust Company, N.A. Balanced Lifestage Fund	44,875,130	44,516,302
Associated Money Market Account	32,506,490	34,664,379
Associated Trust Company, N.A. Intermediate Term Bond Fund	25,623,316	27,145,116
Dodge & Cox Stock Fund	24,141,721	21,514,510
Goldman Sachs TR Growth Opportunity Fund	18,520,026	14,292,437

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value by $46,427,646 during 2010 and depreciated in value by $16,862,614 during 2009 as follows:

	2010	2009
Associated Banc-Corp Common Stock Fund	$14,969,482	$(38,729,062)
Common/Collective Trust Funds	18,040,560	29,584,313
Mutual Funds	13,417,604	26,007,363

Total	$46,427,646	$16,862,614
(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2010 and 2009 included 3,427,286 shares and 3,821,499 shares, respectively, of common stock of the Company with fair values of $51,923,383 and $42,074,704, respectively. Dividend income from Company stock totaled $143,398 and $1,863,608 in 2010 and 2009, respectively. Also included in the Associated Banc-Corp common stock fund at December 31, 2010 and 2009 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $532,734 and $317,013, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid from the Plan to Associated Trust Company, N.A. totaled $931,000 and $787,762 in 2010 and 2009, respectively.

The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a Money Market Account. As of December 31, 2010 and 2009, $143,644,023 and $151,932,732, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2010 and 2009, $32,506,490 and $34,664,379, respectively, were invested in an Associated Money Market Account (classified under mutual funds on the balance sheet).

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(5) Reconciliation to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for plan benefits per the financial statements	$375,759,420	$338,221,911
Amounts allocated to benefit claims payable	(110,608)	(127,019)

Net Assets available for plan benefits per the Form 5500	$375,648,812	$338,094,892

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2010 and 2009 to Form 5500:

	2010	2009
Benefits paid to participants per the financial statements	$34,426,894	$28,486,891
Add: Amounts allocated to benefit claims payable at December 31, 2010 and 2009, respectively	110,608	127,019
Less: Amounts allocated to benefit claims payable at December 31, 2009 and 2008, respectively	(127,019)	(1,397,655)

Benefits paid to participants per Form 5500	$34,410,483	$27,216,255

(6)	Income Taxes

The Plan administrator has received a favorable tax determination letter, dated February 3, 2006, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
(7)	Fair Value Measurements

ASC Topic 820-10, Fair Value Measurements and Disclosures, applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. The standard also emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sales at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, this accounting standard establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 inputs — utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 inputs — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs — unobservable inputs for the asset or liability, which are typically based on the entity’s own assumptions, as there is little, if any, related market activity.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The following table summarizes the Plan’s investments at December 31, 2010, based on the inputs used to value them:

Investments:	Fair Value	Level 1	Level 2	Level 3

*Common/collective trust funds:
Balanced funds	$62,008,519		$62,008,519
Fixed income funds	28,194,869		28,194,869
Growth funds	48,981,716		48,981,716
Income funds	4,458,919		4,458,919

Total Common/collective funds	143,644,023		143,644,023

Associated Banc-Corp common stock fund	52,456,117	$52,456,117
Mutual funds:
Balanced funds	24,141,721	24,141,721
Fixed income funds	32,506,490	32,506,490
Growth funds	98,778,979	98,778,979
Income funds	589,655	589,655
Index funds	14,319,724	14,319,724

Total Mutual funds	170,336,569	170,336,569

Money market fund	5,007	5,007
Cash surrender value of life insurance	137,725			$137,725

Total	$366,579,441	$222,797,693	$143,644,023	$137,725
The following table summarizes the Plan’s investments at December 31, 2009, based on the inputs used to value them:

Investments:	Fair Value	Level 1	Level 2	Level 3

*Common/collective trust funds:
Balanced funds	$58,459,970		$58,459,970
Fixed income funds	27,155,401		27,155,401
Growth funds	63,200,389		63,200,389
Income funds	3,116,972		3,116,972

Total Common/collective funds	151,932,732		151,932,732

Associated Banc-Corp common stock fund	42,391,717	$42,391,717
Mutual funds:
Balanced funds	21,514,510	21,514,510
Fixed income funds	34,664,379	34,664,379
Growth funds	65,666,525	65,666,525
Income funds	1,013,029	1,013,029
Index funds	12,525,430	12,525,430

Total Mutual funds	135,383,873	135,383,873

Money market fund	49,312	49,312
Cash surrender value of life insurance	138,532			$138,532

Total	$329,896,166	$177,824,902	$151,932,732	$138,532

*	The funds’ NAVs per share are used as a practical expedient to measure fair value on a recurring basis.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2010:

Cash surrender value
of life insurance

Beginning Balance on January 1, 2010:	$138,532
Realized and unrealized losses:	3,735
Purchases, sales, issuances and settlements, net:	(4,542)
Ending Balance on December 31, 2010:	$137,725
The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$3,735
(8)	Subsequent Events

The Plan Sponsor has evaluated the effects on the financial statements of subsequent events that have occurred subsequent to December 31, 2010 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral	Current
	Lessor, or similar party	par, or maturity value	Value

*	Associated Trust Company, N.A. Common Stock Fund	39,894 units	$7,478,921

*	Associated Trust Company, N.A. Equity Income Fund	52,453 units	4,458,919

*	Associated Trust Company, N.A. Balanced Lifestage Fund	2,515,906 units	44,875,130

*	Associated Trust Company, N.A. Growth Balanced Lifestage Fund	629,640 units	11,504,592

*	Associated Trust Company, N.A. Growth Lifestage Fund	2,252,377 units	41,502,795

*	Associated Trust Company, N.A. Intermediate Term Bond Fund	707,738 units	25,623,316

*	Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	353,752 units	5,628,797

*	Associated Trust Company, N.A. Short Term Bond Fund	120,799 units	2,571,553

	Total common/collective trust funds		$143,644,023

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral	Current
	Lessor, or similar party	par, or maturity value	Value

*	Associated Banc-Corp common stock fund	1,957,662	$52,456,117

*	Associated Money Market Account	27,088,366 units	32,506,490

	Dodge & Cox Stock Fund	224,032 units	24,141,721

	EuroPacific Growth Fund	412,916 units	17,082,352

	Goldman Sachs Growth Opportunities Institutional Fund	760,576 units	18,520,026

	Growth Fund of America	479,491 units	14,595,708

	Perkins Small Cap Value Fund	710,395 units	17,070,789

	Perkins Mid Cap Value Fund	373,967 units	8,440,432

	Vanguard Institutional Index Fund	124,509 units	14,319,724

	Nakoma Absolute Return Fund	31,166 units	589,655

	American New World Fund	53,148 units	2,902,959

	Goldman Sachs Satellite Fund	161,272 units	1,280,503

	Templeton Institutional Fund	332,787 units	6,672,384

	Wasatch Small Cap Growth Fund	309,211 units	12,213,826

	Total Mutual funds		170,336,569

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

Goldman Sachs Financial Square Prime Obligations Fund (Held in directed segregated accounts)		$5,007

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.		42,640
The Guardian Insurance and Annuity Co.		33,333
General American Life Ins. Co.		61,752

Total cash surrender value of life insurance		137,725

Total Investments per Statement of Net Assets		366,579,441

Loans to participants (202 participant loans with interest rates ranging from 3.25% to 9.00% and maturity dates ranging from January 21, 2011 to October 15, 2025)		1,449,115

Total Investments per 5500		$368,028,556

*	Denotes a party-in-interest

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

/s/ Katey S. Smith

Katey S. Smith, Director of Colleague Care and Benefits

Dated: June 29, 2011

Exhibit Index

Exhibit
Number	Description

No 23	Consent of Independent Registered Public Accounting Firm